February 6, 2026

David A. Brager
Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, CA 91764

       Re: CVB Financial Corp.
           Registration Statement on Form S-4
           Filed January 30, 2026
           File No. 333-293102
Dear David A. Brager:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Craig Miller